Mail Stop 7010

      July 13, 2005

Via U.S. mail and facsimile

Mr. David L. Hatcher
President and Chief Executive Officer, KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, TX  77036

	RE:	Form 10-K for the fiscal year ended July 31, 2004
			File No. 0-29278

Dear Mr. Hatcher:

		We have reviewed your letter dated July 1, 2005 in response to our prior comment letter and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004


Note 1. Summary of Significant Accounting Policies

Segment Reporting, page 31

1. We note your response to prior comment 1. We remind you that paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise`s chief operating decision maker to make decisions about resources to be allocated to the segment
and
assess its performance, and for which discrete financial
information
is available.   Given that your response to prior comment 10 in
your
letter dated May 6, 2005 states that the results of the three product lines are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance as well as it appears that your product lines earn revenues and incur expenses, and discrete financial information is available, it is not clear how each of these product lines would not represent an operating segment.

It appears that gross profit margins are the strongest indicator of
your product lines` economic characteristics, particularly in light
of the fact that indirect general overhead expenses were not allocated to the product lines. For the period from August 1, 2001 through January 31, 2005, the gross profit margins of the wood treating chemicals product line ranged from 28% to 40%, with an average of 33%. For this same period, the gross profit margins of the rabon product line ranged from 37% to 45%, with an average of 42%, and the gross profit margins of the MSMA product line ranged from 1% to 59%, with an average of 16%. Also, during this period, different product lines exhibited differing gross profit margin trends from period to period. For example, from fiscal 2002 to fiscal 2003, the gross profit margin of the wood treating chemical products line decreased by 8%, whereas the gross profit margin of the
MSMA product line decreased by 45%.  From fiscal 2003 to fiscal
2004,
the gross profit margin of the wood treating chemical products line decreased by 11%, the gross profit margin of the rabon product line increased by 3%, and the gross profit margin of the MSMA product line decreased by 7%. It appears that the margins of these product lines and the trends they depict are sufficiently varied as to preclude these product lines from being considered economically similar.
It
is not clear how you determined that these three product lines have similar economic characteristics.

We remind you that the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements (a) better understand the enterprise`s performance, (b) better assess its prospects for future net cash flows and (c) make more informed judgments about the enterprise as a whole. Based on this stated objective and the requirements set forth in paragraph 17 of SFAS 131, it appears to us that you should present disaggregated information for your three product lines.

Note 2. Acquisitions, page 32

2. We note your response to prior comments 2 and 3. It appears that the primary reason you used SFAS 141 to account for these acquisitions is that the purchase price exceeded the estimated fair value of the assets acquired.

In your response to prior comment 11 in your letter dated May 6, 2005, for the Wood Protections Products acquisition, you stated that you primarily acquired WPP`s pesticide registrations for penta products and a non-compete agreement from WPP and its principal owner. Also in your response to prior comment 12 in this letter, you stated that for the Trenton Sales, Inc. acquisition you did not acquire any physical assets in this transaction; you identified the product registration and non-compete agreements as the only intangible assets that had been acquired.

We remind you that paragraph 6 of EITF 98-3 states that a business consists of (a) inputs, (b) processes applied to those inputs, and
(c) resulting outputs that are used to generate revenues. In order for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. Your response indicates that the transferred assets contain no processes necessary to continue to conduct normal operations as well as no outputs. Aside from the product registrations, the remaining inputs obtained appear to be minor. Given this, it remains unclear how you determined you acquired a business pursuant to EITF 98-3.

Note 7.  Intangible and Other Assets, page 36

3. We note your response to prior comment 4. Generally, it would appear that all assets determined to be indefinite-lived under SFAS
142 would previously have had a useful life of 40 years under APB
17.
Given that you state that the facts and circumstances did not change upon your adoption of SFAS 142, it remains unclear how you went from a useful life of 15 years to an indefinite useful life. Tell us how each of these product registrations qualifies as an indefinite-lived asset by addressing all of the factors in paragraph 11 of SFAS 142 as well as the guidance in Appendix A of SFAS 142.

You state that test data in support of a product registration could be cited by a third party in support of their registration effort without paying compensation after the test data has been on file with the EPA for at least 15 years. Please specifically address in your explanation how this impacts your estimated useful life, including how it impacts your evaluation of competitive factors.

Given that the MSMA product registration appears to be amortized, please xplain to us how you differentiate between those product registrations that should and should not be amortized. Tell us what period is used to amortize the MSMA product registration, and how you determined this was the appropriate estimated useful life.

FORM 10-Q FOR THE PERIOD ENDED APRIL 30, 2005

Note 7.  Subsequent Events

4. Please tell us how you accounted for the purchase of certain penta assets from Basic Chemicals Company, LLC in June 2005. Your explanation should refer to the accounting guidance used to determine the appropriate accounting as well as how you determined this was the appropriate accounting guidance to use.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734,
or Nudrat Salik, Review Accountant, at (202) 551-3692.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. David L Hatcher
July 13, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE